===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549

                                   FORM 11-K

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the Fiscal year Ended May 31, 1999
                               ------------

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 33-62357


                   TAB Products Co. Tax Deferred Savings Plan
                           (Full title of the Plan)

                                TAB Products Co.
           (Name of issuer of the securities held pursuant to the plan)

                              1400 Page Mill Road
                              Palo Alto, CA 94304
                    (Address of principal executive office)

===============================================================================

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAB PRODUCTS CO.
TAX DEFERRED SAVINGS PLAN


Date:  December 14, 1999                By  /s/ R. J. Sexton
                                            -----------------------------------
                                            R. J. Sexton, Treasurer and
                                            Member of the Administrative
                                            Committee for the Plan

TAB PRODUCTS CO.
TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS

MAY 31, 1999 AND 1998

TAB PRODUCTS CO.
TAX DEFERRED SAVINGS PLAN

Financial Statements and
Form 5500 Supplemental Schedule G

Years ended May 31, 1999 and 1998


Table of Contents

Independent Accountants' Report                                          4-5

Financial Statements:

     Statements of Net Assets Available for Benefits                       6
     Statements of Changes in Net Assets Available for Benefits            7
     Notes to Financial Statements                                         8

Form 5500 Supplemental Schedules as of and for the year ended
     May 31, 1999                                                         14

     27a, Part I   -  Schedule of Assets Held for Investment Purposes
     27d, Part V   -  Schedule of Reportable Transactions

Consent of Independent Accountants                                        17

To the Participants and
Plan Administrator of the
TAB Products Co.
Tax Deferred Savings Plan

         INDEPENDENT ACCOUNTANTS' REPORT

We have audited the financial statements and supplemental schedules of the TAB Products Co. Tax Deferred Savings Plan (the Plan) as of May 31, 1999, and for the year then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements and supplemental schedules of the Plan as of and for the year ended May 31, 1998 and in their report dated September 25, 1998, they expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 1999, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
December 8, 1999

                             TAB PRODUCTS CO.
                         TAX DEFERRED SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          May 31,
                                              --------------------------------
                                                 1999                1998
                                              ------------        ------------
Investments, at fair value                    $18,602,366         $23,795,641
                                              ------------        ------------
     Assets held for investment purposes       18,602,366          23,795,641

Accrued interest and dividends receivable           6,782               4,985
Employer's contribution receivable                 19,435              17,148
Participants' contributions receivable             67,734              57,586
                                              ------------        ------------
     Net assets available for benefits        $18,696,317         $23,875,360
                                              ------------        ------------
                                              ------------        ------------




See independent accountants' report and accompanying notes to financial statements.


                                                              6 of 17

                             TAB PRODUCTS CO.
                        TAX DEFERRED SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                   For the years ended
                                                                          May 31,
                                                              -----------------------------
                                                                  1999              1998
                                                              -------------     -----------
Additions to net assets attributed to:

     Investment income (loss):
          Dividends and interest                               $ 1,019,864       $1,265,240
          Net realized and unrealized appreciation
               (depreciation) in fair value of investments      (5,011,816)       3,537,305
                                                              -------------     -----------
                                                                (3,991,952)       4,802,545
                                                              -------------     -----------
     Contributions:
          Participant                                            1,765,896        1,560,822
          Employer                                                 449,132          463,659
                                                              -------------     -----------
                                                                 2,215,028        2,024,481
                                                              -------------     -----------
               Total additions (deductions)                     (1,776,924)       6,827,026

Deductions from net assets attributed to:
     Withdrawals and distributions                               3,402,119        2,508,546
                                                              -------------     -----------
          Net increase (decrease) in net assets                 (5,179,043)       4,318,480
          Net assets available for benefits:
               Beginning of year                                23,875,360       19,556,880
                                                              -------------     -----------
               End of year                                     $18,696,317      $23,875,360
                                                              -------------     -----------
                                                              -------------     -----------



See independent accountants' report and accompanying notes to financial statements.


                                                               7 of 17

TAB PRODUCTS CO.
TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

May 31, 1999 and 1998

Note 1 - The Plan and its significant accounting policies:

The following description of the TAB Products Co. (the Company) Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was adopted in 1956 by the Company to provide benefits to eligible employees. The Plan covers all employees of the Company except employees covered by a collective bargaining agreement, independent contractors, and non-resident aliens.

Effective January 1, 1998, the Plan document was amended and restated in its entirety.

The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Merrill Lynch Trust Company (Merrill Lynch) to act as the custodian, trustee and third-party administrator to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company.

Investments -

Participant contributions to the Plan are held by Merrill Lynch and invested based solely upon instructions received from participants. Company matching contributions to the Plan are non-participant directed and are invested in shares of the Company's common stock.

The Plan's investments in mutual funds and Company stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Vesting -

Participants are immediately vested in their salary deferral contributions, rollover contributions, and related earnings. Participants vest ratably after two years of service and are fully vested in the employer's matching contributions and incentive contributions allocated to their account after five years of credited service.

Income taxes -

The Plan has been amended since receiving its latest favorable determination letter dated March 29, 1996. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes and believes that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reclassifications -

Certain reclassifications were made to the fiscal 1998 financial statements to conform to the fiscal 1999 presentation.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting and presentation -

The Plan's financial statements have been prepared on the accrual basis of accounting.

Risks and uncertainties -

The Plan provides for various mutual fund investment options and Company stock. These investments are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

New accounting pronouncement -

In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters". This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. SOP 99-3 is effective for financial statements for plan years ending after December 15, 1999. However, earlier application is encouraged for fiscal years for which annual financial statements have not been issued. The Plan has adopted SOP 99-3 in its financial statements for the year ended May 31, 1999.

Note 2 - Participation and benefits:

Participant contributions -

Participants may elect to have the Company contribute a percentage, from 1% to 15%, of their eligible pre-tax compensation up to the amount allowable under the Internal Revenue Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

The Company will make matching contributions equal to 50% of each eligible participant's contribution up to a maximum of 2% of the participant's compensation. In addition, the Company may make an incentive contribution equal to a percentage of the matching contribution for each participant if the Company's net profits (as defined in the Plan) exceed 5% of Company revenues for the Plan year. No incentive contribution has been made for the years ended May 31, 1999 and 1998. The Company's contributions may be made in the form of cash or common stock of the Company. The Company's actual contribution may be reduced by certain available forfeitures, if any, during the Plan year.

Participant accounts -

Each participant's account is credited with the participant's contribution, the Company's matching contribution and incentive contribution, if any, along with the participant's allocable shares of the Plan's earnings or losses. Allocation of the Company's contribution is based on participant contributions.

Payment of benefits -

Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account. Distributions are in cash except the participant may elect to have his or her investment in Company stock distributed in whole shares of Company Stock.

Loans to participants -

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at 1% above the prime rate as published in the Wall Street Journal and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. At May 31, 1999, outstanding loans to participants carried interest rates that ranged from 8.75% to 9.75%.

Note 3 - Investments:

The following table lists the fair values of investments that represent 5% or more of the Plan's net assets at May 31:

                                                       1999             1998

Merrill Lynch:
     Retirement Preservation Trust                  $2,843,036       $2,746,749
     Growth Fund Class A                             2,528,126        4,433,685
     Corporate Bond Fund Investment
          Grade Class A                              1,653,912        1,724,763
     Basic Value Fund Class A                        5,250,554        5,488,640
AIM Equity Constellation Fund                        1,744,446        1,188,965
TAB Products Co. Common Stock                        3,249,024*       6,962,647*

*Includes non-participant directed amounts

Note 4 - Related party transactions:

As allowed in the Plan, participants may elect to invest a portion of their accounts in TAB Products Co. Common Stock. In addition, the Company's matching and incentive contributions are invested in TAB Products Co. Common Stock. All Company contributions may be made in TAB Products Co. Common Stock or cash, which is used to purchase TAB Products Co. Common Stock in the open market. Aggregate investment in TAB Products Co. Common Stock at May 31, 1999 and 1998 was as follows:

Date     Number of shares  Fair value

1999     499,850           $3,249,024
1998     476,078           $6,962,647


During fiscal year 1999 and 1998, dividends paid for investments in TAB Products Co. Common Stock were $95,418 and $73,131, respectively. Net realized and unrealized appreciation (depreciation) in fair value of investments in Company stock was ($3,836,015) and $2,550,329 in fiscal 1999 and 1998, respectively.

Certain Plan investments are shares of mutual funds managed by the Plan trustee, Merrill Lynch. These transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

Note 5 - Plan termination and/or modification:

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

Note 6 - Subsequent events:

Effective June 1, 1999, the Company appointed Charles Schwab Trust Company and TRI-AD Company to replace Merrill Lynch as trustee and third-party administrator, respectively.

During March 1999, the Employee Benefits Committee approved the first amendment to the restated Plan document to be effective June 1, 1999. The amendment increases the limit of the matching contribution from 2% to 3% of participants' compensation. In addition, the Company may make a discretionary matching contribution as determined by the Board of Directors every year. This discretionary matching contribution is in addition to the 50% match and the incentive contribution. The Plan was also amended to provide for a Special Matching Contribution for Plan years beginning June 1, 1999 through June 1, 2001, to qualified employees based on years of service.

Effective June 1, 1999, each eligible employee who has not completed an enrollment election form will be automatically enrolled in the Plan as of the next payroll period. All eligible employees hired after June 1, 1999 who do not complete an enrollment election form will be automatically enrolled in the Plan on the first payroll period following his or her date of hire. Any participant who is automatically enrolled in the Plan will have a deferral contribution made on his or her behalf equal to 1% of his or her eligible compensation which will be invested in the Plan's investment options as determined by the Committee.

The Company sold its Field Service Group to Bell & Howell effective June 1, 1999. Employees of the Field Service Group have the option to rollover their funds to Bell & Howell's 401(k) plan, leave their funds in the Plan or withdraw their funds.

Note 7 - Year 2000 compliance (unaudited):

The Plan, as with most users of computer software, was required to modify significant portions of its internally used software to enable it to function properly in the year 2000. In addition, the Plan must also insure that its service providers are in compliance with the year 2000 issue. Since the Plan uses mainly third-party software and service providers, it does not anticipate a problem in resolving the year 2000 issue in a timely manner.

TAB PRODUCTS CO.
TAX DEFERRED SAVINGS PLAN

FORM 5500

SUPPLEMENTAL SCHEDULE G

MAY 31, 1999

                                                        E.I.N.: 94-1190862
                                                        Plan #:001


                                      TAB PRODUCTS CO.
                                 TAX DEFERRED SAVINGS PLAN

             ITEM 27a, PART 1 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                       MAY 31, 1999


  (a)            (b)                            (c)                       (d)             (e)
                                    Description of investment
           Identity of issue,        including maturity date,
            borrower, lessor        rate of interest, collateral,                         Current
            or similar party          par or maturity value                Cost            Value
-------    -----------------      ---------------------------------     -----------     -----------
   *       TAB Products Co.       TAB Products Co Del New               $ 2,660,176     $ 3,249,024

   *       Merrill Lynch          Ret Preservation Trust                  2,843,036       2,843,036

   *       Merrill Lynch          Growth Fund Class A                     3,136,272       2,528,126

   *       Merrill Lynch          Global Allocation Fund
                                    Class A                                 332,295         336,457

           AIM                    Equity Constellation Fund               1,494,376       1,744,446

           Templeton              Foreign Fund                              450,609         441,293

   *       Merrill Lynch          Basic Value Fund Class A                3,943,640       5,250,554

   *       Merrill Lynch          Corporate Bond Fund
                                    Investment Grade Class A              1,695,005       1,653,912

   *       Participant loans      Loan fund
                                  (interest rates from 8.75% to 9.75%)                      555,518
                                                                                        -----------
                                                                        Total           $18,602,366
                                                                                       ------------
                                                                                       ------------

   *       Parties-in-interest



                                                                       15 of 17

                                                              E.I.N.:94-1190862
                                                              Plan #: 001

                               TAB PRODUCTS, CO.
                            TAX DEFERRED SAVINGS PLAN

              ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

                                 MAY 31, 1999



  (a)                    (b)                          (c)             (d)           (e)          (f)             (g)
                                                                                               Expense
                 Description of asset                                                         incurred
               (including interest rate and          Purchase        Selling       Lease         with           Cost of
                maturity in case of a loan)           Price           Price        rental    transaction         asset
------   ---------------------------------------   ------------     ----------   ---------  --------------   -----------
    *    TAB Products Co Del New                       $795,808                                                $795,808

    *    TAB Products Co Del New                                     $453,470                                   366,232

    *    Merrill Lynch Preservation Trust               906,431                                                 906,431

    *    Merrill Lynch Preservation Trust                             815,682                                   815,682

    *    Merrill Lynch Growth Fund Class A              679,229                                                 679,229

    *    Merrill Lynch Growth Fund Class A                          1,319,556                                 1,528,699

    *    Merrill Lynch Basic Value Fund Class A       1,240,840                                               1,240,840

    *    Merrill Lynch Basic Value Fund Class A                     1,508,028                                 1,295,535



    *    Parties-in-interest


  (a)                    (b)                              (h)                 (i)
                                                   Current value
                 Description of asset              of asset on
               (including interest rate and        transaction              Net gain
                maturity in case of a loan)            date                 or (loss)
------   ---------------------------------------  ------------------    -----------------
    *    TAB Products Co Del New                      $795,808            $           -

    *    TAB Products Co Del New                       453,470                   87,238

    *    Merrill Lynch Preservation Trust              906,431                        -

    *    Merrill Lynch Preservation Trust              815,682                        -

    *    Merrill Lynch Growth Fund Class A             679,229                        -

    *    Merrill Lynch Growth Fund Class A           1,319,556                 (209,143)

    *    Merrill Lynch Basic Value Fund Class A      1,240,840                        -

    *    Merrill Lynch Basic Value Fund Class A      1,508,028                  212,493


    *    Parties-in-interest




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